Exhibit 99.27

SOLARBANK CORPORATION
(Formerly Abundant Solar Energy Inc.)

Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended March 31,2023 and 2022

SOLARBANK CORPORATION

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	Notes	March 31, 2023	June 30, 2022
Assets
Current assets:		$5,630,599	$931,977
Cash
Short-term investment	3(d)	4,680,000	-
Trade and other receivables	4	6,902,569	2,200,226
Note receivables	9	1,284,393	-
Prepaid expenses and deposits	5	2,574,440	2,060,455
Contract fulfilment costs	7	-	3,594,531
Inventory	8	648,832	195,920
		21,720,833	8,983,109
Non-current assets
Property, plant and equipment	6	19,348	25,114
Right-of-use assets	12	155,894	186,314
		175,242	211,428
Total assets		$21,896,075	$9,194,537

Liabilities and Shareholder’s equity
Current liabilities:
Trade and other payables	10	$3,204,664	$2,602,864
Unearned revenue	11	287,774	16,281
Current portion of long-term debt	14	151,111	111,111
Loan payables	13	-	567,664
Tax payable		36,461	19,225
Current portion of lease liability	12	42,692	48,764
		3,722,702	3,365,909
Non-current liabilities:
Long-term debt	14	787,037	1,230,643
Deferred tax liabilities		3,430	3,430
Lease liability	12	140,216	153,940
		930,683	1,388,013
Total liabilities		$4,653,385	$ 4 ,753,922

Shareholders’ equity:
Share capital	17	6,807,727	1,000
Contributed surplus	15	2,676,526	-
Accumulated other comprehensive income		(34,000)	73,767
Retained earnings		7,837,154	4,410,565
Equity attributable to shareholders of the company		17,287,407	4,485,332
Non-controlling interest	4(2)	(44,717)	(44,717)
Total equity		17,242,690	4,440,615
Total liabilities and shareholders’ equity		$21,896,075	$9,194,537

Approved and authorized for issuance on behalf of the Board of Directors on May 30, 2023 by:

“Richard Lu”	“Sam Sun”
Richard Lu, CEO, and Director	Sam Sun, CFO

See accompanying notes to these condense interim consolidated financial statements.

2

SOLARBANK CORPORATION

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(Expressed in Canadian dollars)

(Unaudited)

		Three Months Ended March 31		Nine Months Ended March 31
	Notes	2023	2022	2023	2022
Revenue from EPC services		$684,296	$977,562	$9,082,473	$9,387,035
Revenue from development fees		-	-	-	404,215
Revenue from O&M services		22,560	-	69,769	-
		706,856	977,562	9,152,242	9,791,250
Cost of goods sold		(51,601)	(448,548)	(6,895,613)	(8,006,825)
Gross profit		655,255	529,014	2,256,629	1,784,425
Operating expenses:
Advertising and promotion		(47,719)	(6,725)	(86,332)	(7,400)
Depreciation		(12,846)	(2,096)	(36,185)	(6,288)
Insurance		(29,391)	(44,020)	(87,179)	(75,540)
Office, rent and utilities		(91,153)	(48,629)	(240,282)	(144,169)
Listing fees		(68,517)	-	(99,491)	-
Professional fees		(553,902)	(15,796)	(713,977)	(73,230)
Salary and Wages		(538,318)	(397,081)	(1,281,712)	(1,315,820)
Stock based compensation		(2,621,451)	-	(2,621,451)	-
Travel and events		(21,022)	(6,675)	(133,924)	(35,204)
Total operating expenses		(3,984,319)	(521,022)	(5,300,533)	(1,657,651)
Other income (loss)
Interest income (expense)		56,301	(9,969)	13,876	(89,610)
Other income (expense)	4(2)	6,363,363	431,865	6,473,127	654,860
Net Income before taxes		3,090,600	429,888	3,443,099	692,024
Income tax refund (expense)		(16,510)	-	(16,510)	-
Net income		$3,074,090	$429,888	$3,426,589	$692,024
Current translation adjustments, net of tax of $nil		(9,218)	(194,542)	(107,767)	386
Net income and comprehensive income		$3,064,872	$235,346	$3,318,822	$692,410

Net income attributable to:
Shareholders of the company		3,074,090	429,888	3,426,589	692,024
Non-controlling interest		-	-	-	-
Net Income		$3,074,090	$429,888	$3,426,589	$692,024
Total income and comprehensive income attributable to:
Shareholders of the company		3,064,872	235,346	3,318,822	692,410
Non-controlling interest		-	-	-	-
Total income and comprehensive income		$3,064,872	$235,346	$3,318,822	$692,410
Net income per share
Basic		0.11	0.03	0.13	0.04
Diluted		0.09	0.03	0.10	0.04
Weighted average number of common shares outstanding
Basic		26,800,000	16,000,000	26,800,000	16,000,000
Diluted		35,915,942	16,000,000	35,915,942	16,000,000

See accompanying notes to these condensed interim consolidated financial statements

3

SOLARBANK CORPORATION

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Note	Number of shares	Share Capital	Share Option Reserve	Retained Earnings	Accumulated OCI	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance at June 30, 2021		16,000,000	$1,000	-	$4,598,958	$(145,939)	$4,454,019	$(44,717)	$4,409,302
Net income for the period		-	-	-	692,025	-	692,025	-	692,025
Other comprehensive income		-	-	-	-	115,362	115,362	-	115,362
Balance at March 31,2022		16,000,000	$1,000	-	$5,290,983	$(30,577)	$5,261,406	$(44,717)	$5,216,689

Balance at June 30, 2022		16,000,000	$1,000	-	$4,410,565	$73,767	$4,485,332	$(44,717)	$4,440,615
Net income for the period		-	-	-	3,426,589	-	3,426,589	-	3,426,589
Conversion of convertible debentures	15, 17	2,500,000	1,250,000	-	-	-	1,250,000	-	1,250,000
Common shares issued, net of costs	17(b)(ii)	8,050,000	5,611,802	-	-	-	5,611,802	-	5,611,802
Broker warrants issued		-	(242,575)	242,575	-	-	-	-	-
RSU granted	17(e)	250,000	187,500	55,666	-	-	243,166	-	243,166
Share-based compensation	17(d)	-	-	596,842	-	-	596,842	-	596,842
Advisory warrants issued	17(c)	-	-	1,781,443	-	-	1,781,443	-	1,781,443
Other comprehensive loss		-	-	-	-	(107,767)	(107,767)	-	(107,767)
Balance at March 31,2023			$6,807,727	$2,676,526	$7,837,154	$(34,000)	$17,287,407	$(44,717)	$17,242,690

See accompanying notes to condensed interim consolidated financial statements

4

SOLARBANK CORPORATION

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Nine months ended March 31
In Canadian Dollars	2023	2022
Operating activities:
Net income	$3,426,589	$692,024
Items not involving cash:
Depreciation	36,185	6,288
Share-based compensation	596,842	-
Warrants and RSU vested	2,024,609	-
	6,084,225	698,312
Changes in non-cash working capital balances:
Accounts receivable	(4,876,594)	3,837,886
Other receivable	(131,048)	486,016
Contract fulfilment costs	3,594,531	-
Inventory	(275,979)	-
Prepaids	(395,066)	1,207,482
Accounts payable and accrued liabilities	(1,740,507)	(2,716,889)
Other payable	2,102,560	-
Advance from customer	255,212	(33,472)
Income tax payable	18,131	(17,408)
Deferred taxes	-	(110,064)
Changes in due to related parties	17,929	(92,756)
Cash provided by operating activities	4,653,394	3,259,107

Investing activities:
Acquisition of property, plant and equipment	-	(2,994)
Cash used in investing activities	-	(2,994)

Financing activities:
Net proceeds from convertible loan	1,250,000	-
Net proceeds from issuance of common shares, net of transaction costs	5,611,802	-
Note receivable	(1,284,393)	-
Invest in GIC	(4,680,000)	-
Repayment of lease obligation	(19,795)	-
Repayment of short-term loans	(593,167)	(1,012,746)
Repayment of long-term debts	(417,996)	-
Cash provided by (used in) financing activities	(133,549)	(1,012,746)

Effect of changes in exchange rates on cash	178,777	126,409
Increase (decrease) in cash	4,698,622	2,369,776
Cash and cash equivalents, beginning	931,977	1,400,073
Cash and cash equivalents, ending	5,630,599	3,769,851
Interest paid	75,823	30,027
Income tax paid	-	-

See accompanying notes to condensed interim consolidated financial statements.

5

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

1.	Nature of operations:

SolarBank Corporation (formerly Abundant Solar Energy Inc.) (the “Company”) was formed under the laws of the province of Ontario on September 23, 2013. The Company is engaged in the development and operation of solar photovoltaic power generation projects in the province of Ontario and New York state. The Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation on October 7, 2022.

The address of the Company and the principal place of the business is 505 Consumers Rd, Suite 803, Toronto, ON, M2J 4Z2.

On March 1, 2023, the Company closed its initial public offering (the “Offering”) of common shares. With completion of the Offering, the Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023.

2.	Basis of presentation

(a)	Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended June 30, 2022.

The board approved these consolidated financial statements of directors for issue on May 30,2023.

(b)	Basis of measurement:

These condensed interim consolidated financial statements were prepared on a going concern basis and historical cost basis with the exception of certain financial instruments as disclosed in note 3.

(c)	Basis of consolidation:

(i)	Subsidiaries

These condensed interim consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

6

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

2.	Basis of presentation

(i)	Subsidiaries (continue)

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns. For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statement of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non- controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non- controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company. There are no changes in ownership interest in subsidiaries for the period end March 31, 2023. Details of the Company’s ownership interests in its subsidiaries are as follows:

Name	Method of accounting	Ownership interest
Abundant Solar Power Inc.	Consolidation	100%
Abundant Construction Inc.	Consolidation	100%
Abundant Energy Solutions Ltd.	Consolidation	100%
2467264 Ontario Inc.	Consolidation	49.9%
Abundant Solar Power (Portland) LLC	Consolidation	100%
Abundant Solar Power (G1S) LLC	Consolidation	100%
Abundant Solar Power (Cameron) LLC	Consolidation	100%
Abundant Solar Power (B4S) LLC	Consolidation	100%
Abundant Solar Power (Steuben) LLC	Consolidation	100%
Abundant Solar Power (CNY) LLC	Consolidation	100%
Abundant Solar Power (G2S) LLC	Consolidation	100%
Abundant Solar Power (Richmond) LLC	Consolidation	100%
Abundant Solar Power (M1) LLC	Consolidation	100%
Abundant Solar Power (B1S) LLC	Consolidation	100%
Abundant Solar Power (RP) LLC	Consolidation	100%
Abundant Solar Power (G3S) LLC	Consolidation	100%
Abundant Solar Power (B2S) LLC	Consolidation	100%
Abundant Solar Power (TZ1) LLC	Consolidation	100%
Abundant Solar Power (Nipher) LLC	Consolidation	100%
Abundant Solar Power (Edmond) LLC	Consolidation	100%
Abundant Solar Power (R1) LLC	Consolidation	100%
Abundant Solar Power (Hubbard) LLC	Consolidation	100%
Abundant Solar Power (Wheaton) LLC	Consolidation	100%
Abundant Solar Power (VC1) LLC	Consolidation	100%
Abundant Solar Power (CA1) LLC	Consolidation	100%
Abundant Solar Power (US1) LLC	Consolidation	100%
Abundant Solar Power (J1) LLC	Consolidation	100%
Abundant Solar Power (New York) LLC	Consolidation	100%
Abundant Solar Power (A2) LLC	Consolidation	100%
Abundant Solar Power (E1) LLC	Consolidation	100%
Abundant Solar Power (WL1) LLC	Consolidation	100%
Abundant Solar Power (CC3) LLC	Consolidation	100%

7

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

2.	Basis of presentation

(i)	Subsidiaries (continue)

Name	Method of accounting	Ownership interest
Abundant Solar Power (CL1) LLC	Consolidation	100%
Abundant Solar Power (Barnes) LLC	Consolidation	100%
Abundant Solar Power (B3S) LLC	Consolidation	100%
Abundant Solar Power (B5S) LLC	Consolidation	100%
Abundant Solar Power (Deiter) LLC	Consolidation	100%
Abundant Solar Power (AD1) LLC	Consolidation	100%
Abundant Solar Power (AD2) LLC	Consolidation	100%
Abundant Solar Power (LCP) LLC	Consolidation	100%
Abundant Solar Power (WB 13N) LLC	Consolidation	100%
Abundant Solar Power (WB 13W) LLC	Consolidation	100%
Abundant Solar Power (WB 14-4) LLC	Consolidation	100%
Abundant Solar Power (Erwin) LLC	Consolidation	100%
Abundant Solar Power (Maryland) LLC	Consolidation	100%

(ii)	Functional and presentation currency:

The Company’s condensed interim consolidated financial statements are presented in Canadian dollars. The functional currency of Canadian parent company and its Canadian subsidiaries is the Canadian dollar. The functional currency of its subsidiaries in the United States is the US dollar.

3.	Significant accounting policies

(a)	Revenue recognition

The Company recognizes revenue for project development services, engineering, procurement, and construction (“EPC”) services and operation and maintenance (“OM”) services.

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the services transferred to the customer.

At contract inception, the Company assesses services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations.

Project development services

Project development service contract with customers has a single performance obligation which is for the Company to deliver a fully permitted project which is ready for construction. The performance obligation is said to be satisfied at a point in time when development is considered complete. Therefore, the revenue from development contract is recognized when a solar project is fully permitted and ready for construction.

OM services

OM service contract with customers has a single performance obligation which is for the Company to provide hourly maintenance services as needed for the solar sites. The performance obligation is said to be satisfied over a period of time. Therefore, the Company recognizes revenue monthly which is when service is rendered and based on the hours spent times pre- determined hourly rate outline in the contract.

8

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

3.	Significant accounting policies (continued)

(a)	Revenue recognition (continued):

EPC services

The contract for EPC services has a single performance due to the services included in EPC contract are highly interrelated and the contract includes a significant service of integrating the goods and services into the combined item the customer contract for, that is, to build the solar sites. The performance obligations are satisfied over a period of time. Therefore, the revenue is recognized over a period of time based on the kW size of the project and fixed rate per kW outlined in the contract. The amount that the Company has a right to bill the customer reflects the pattern of transfer and value of the completed performance to the customer. As a result, the Company applies the “right to invoice” practical expedient under IFRS 15, to measure and recognize revenue.

(b)	Inventory:

Inventory is stated at the lower of cost and net realizable value. Cost includes acquisition costs, direct development costs, borrowing costs, property taxes and other overheads incurred for the development of prospective solar projects. Net realizable value is the estimated selling price in the ordinary course of the business at the balance sheet date, less costs to complete and estimated selling costs.

(c)	Foreign currency translation:

The functional currency of the Company is the Canadian Dollar. Functional currencies of the Company’s subsidiaries are the currency of the primary economic environment in which the subsidiary operates.

Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income and loss. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the Company’s consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Foreign exchange differences are recognized in other comprehensive income.

(d)	Short-term investments

Short-term investments consist of investments with market values closely approximating book values and original maturities between three and twelve months at the time of purchase. As at March 31, 2023, the Company has $4,680,000 short-term investment in GIC. The GIC has one year term and with interest rate of 4.7%.

(e)	Financial instruments:

The Company recognizes a financial asset or a financial liability in its consolidated statement of financial position when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures a financial asset or a financial liability at its fair value plus or minus, in the case of a financial asset or a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or the financial liability.

9

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

3.	Significant accounting policies (continued)

(i)	Financial assets:

The Company will classify financial assets as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss based on its business model for managing the financial asset and the financial asset’s contractual cash flow characteristics. The three categories are defined as follows:

A.	Financial assets at amortized cost:

A financial asset is measured at amortized cost if both of the following conditions are met:

●	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company’s trade and other receivables and note receivable are measured at amortized cost.

B.	Financial assets at fair value through other comprehensive income:

Financial assets are classified and measured at fair value through other comprehensive loss if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. The Company does not have any financial assets classified as fair value through other comprehensive loss.

C.	Financial assets at fair value through profit or loss:

Any financial assets that are not held in one of the two business models mentioned are measured at fair value through profit or loss. The Company’s cash is classified as fair value through profit or loss.

(ii)	Financial liabilities:

The Company’s financial liabilities include accounts payable and accruals, advance from vendor, loan payable, and long-term debt. The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

A.	Financial liabilities at fair value through profit or loss:

Financial liabilities are classified at fair value through profit or loss if they are held for trading or are derivative liabilities. The Company does not have any financial liabilities classified as fair value through profit or loss.

B.	Financial liabilities at amortized cost:

Financial liabilities classified at amortized cost are those that are not classified as financial liabilities at fair value through profit or loss. Subsequent to initial recognition, they are carried at amortized cost using the effective interest method. The Company’s trade and other payables, loan payable, lease liabilities, convertible debenture and long- term debt are classified at amortized cost.

(iii)	Finance income and finance costs

Investment income on financial assets at amortized cost and FVOCI are amortized using the effective interest rate method.

Finance fees and transaction costs on financial assets at FVTPL are expensed as incurred.

10

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

3.	Significant accounting policies (continued)

(iv)	Expected credit losses:

In accordance with IFRS 9, loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost or at FVOCI are recognized. ECLs are updated at each reporting date on the basis of available information. The Company applies the simplified approach described in IFRS 9 to trade receivables, whereby the amount of the impairment allowance of a receivable is measured subsequent to initial recognition on the basis of lifetime expected credit losses.

(f)	Basic and diluted net income (loss) per share

Basic earnings (loss) per share (“EPS”) is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

(g)	Impairment of non-financial assets:

At each reporting date, the Company reviews the carrying amounts of its non-financial assets including property, plant and equipment (other than deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into cash-generating units (“CGUs”) which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment losses are recognized in profit or loss. The Company evaluates impairment losses, except goodwill, for potential reversals when events or circumstances warrant such consideration. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)	Income taxes:

Income tax represents current tax and deferred tax. The Company and its subsidiaries record current tax based on the taxable income for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred income taxes are accounted for using the liability method. The asset-liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carry forwards, are recognized to the extent it is probable that taxable income will be available against which the asset can be utilized.

11

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

3.	Significant accounting policies (continued)

(i)	Property, plant and equipment:

Property, plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is computed on a declining balance basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Computer equipment	55%

Furniture and equipment	20%

Leasehold improvement	Lesser of lease term and useful life

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the year.

(j)	Leases:

The Company assesses whether a contract is or contains a lease at the inception of the contract. A lease is recognized as a right-of-use (“ROU”) asset and corresponding lease liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and an interest expense in profit or loss. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

(k)	Government grant:

The government grant is recognized when there is reasonable assurance that the Company will comply with any conditions attached to the grant, and the grant will be received. The government grant is recognized in profit or loss to offset the related expenses on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate, which in the case of grants related to assets requires setting up the grant as deferred income or deducting it from the carrying amount of the asset.

(l)	Significant accounting judgments and estimates:

The preparation of financial statements requires management to use accounting estimates and exercise judgment in the process of applying its accounting policies. Actual results may differ from the estimates and assumptions used in preparing these consolidated financial statements. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the consolidated financial statements:

12

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

3.	Significant accounting policies (continued)

(i)	Taxes:

The Company accounts for differences that arise between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12, Income Taxes, which requires deferred income tax assets only to be recognized to the extent that it is probable that future taxable profits will be available against which the deferred income tax assets can be utilized. The Company estimates future taxable profits based on the future financial models and projections. Any change to the estimates and assumptions used for the key operational and financial variables could affect the amount of deferred income tax assets recognized by the Company. Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period.

(ii)	Expected credit loss:

The Company makes estimates for expected credit loss in respect of accounts receivables and other receivables based on IFRS 9 – Financial instruments. The expected credit loss is estimated based on management’s assessment of the credit history with the customers, current relationship with them and taking into consideration of forward-looking information. A change in customers’ payment behaviour or financial position could impact the expected credit loss recorded in the accounts. If actual credit losses differ from estimates, future earnings would be affected.

(iii)	Warranties:

The Company generally provides a warranty period of one year for its services. Management applies estimates in establishing warranty provision on the basis of warranty terms in the sales contract and historical experience. For the three and nine months ended March 31, 2023, $Nil warranty provision was recorded (3-month and 9-month ended March 31, 2022 -$Nil).

(iv)	Contract fulfilment costs:

When determining the appropriate accounting treatment for the costs incurred to fulfil a contract, the Company firstly considers any other applicable standards. If those other standards preclude capitalisation of a particular cost, then an asset is not recognized under IFRS 15.

If other standards are not applicable to such contract fulfilment costs, the Company applies the following criteria which, if met, result in capitalisation: (i) The costs directly relate to a contract or to a specifically identifiable anticipated contract; (ii) the costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; (iii) the costs are expected to be recovered. The assessment of this criteria requires the application of judgement, in particular when considering if costs generate or enhance resources to be used to satisfy future performance obligations and whether costs are expected to be recoverable.

The Company has determined that, where the relevant specific criteria are met, the costs directly relate to engineering services, procurement and construction services rendered are likely to qualify to be capitalised as contract fulfilment assets.

Judgement is applied by the Company when determining what costs qualify to be capitalised in particular when these costs are incremental and whether these are expected to be recoverable.

13

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

3.	Significant accounting policies (continued)

(v)	Convertible debenture:

The determination of the fair value of convertible debentures requires the input of highly subjective assumptions, including the expected discount rate. Changes in the input assumptions could materially affect the fair value estimate.

(vi)	Stock-based compensation and warrant valuation:

The fair value of stock options issued and warrants granted are subjective to the limitation of the Black-Scholes option pricing model which incorporates market data, and which involved uncertainty and subjectivity in estimates used by management in the assumptions. The model requires assumptions relating to share price volatility, expected life of options and discount rate. Changes in these assumptions affect the fair value of the options and the amount of stock-based compensation to be recognized in operations over the vesting period.

(m)	Utilization, derecognition and impairment of contract fulfilment costs:

The Company utilises contract fulfilment costs to cost of goods sold over the expected contract period using a systematic basis that mirrors the pattern in which the Company transfers control of the services to the customer.

A contract fulfilment costs is derecognised either when it is disposed of or when no further economic benefits are expected to flow from its use or disposal.

At each reporting date, the Company determines whether or not the contract fulfilment costs are impaired by comparing the carrying amount of the asset to the remaining amount of consideration that the Company expects to receive less the costs that relate to providing services under the relevant contract. In determining the estimated amount of consideration, the Company uses the same principles as it does to determine the contract transaction price, except that any constraints used to reduce the transaction price will be removed for the impairment test.

(n)	Convertible debenture:

The Company evaluates the terms of its financial instruments to determine whether it contains both a liability and an equity component. The Company recognizes separately the components of a financial instrument that create a financial liability and grants an option to the holder of the instrument to convert it into equity of the Company. On initial recognition, the instrument’s fair value is allocated between the liability and the equity components using the residual method. The fair value of any derivative feature embedded in the compound financial instrument (other than the equity component, such as an equity conversion feature) is presented as a liability instrument.

(o)	Accounting standards issued but not yet effective:

The following new and revised accounting standard, along with any consequential amendments was adopted by the Company for annual periods beginning on or after January 1, 2023.

IFRS 17 Insurance Contracts

In June 2020, the International Accounting Standards Board (IASB) issued IFRS 17. IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2023 with earlier adoption permitted as long as IFRS 9 is also applied. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts.

The Company has not early adopted IFRS 17 and determined that the adoption of this standard will not have an impact on the Company’s consolidated financial statements.

14

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

4.	Trade and other receivables

	March 31, 2023	June 30, 2022
Accounts receivable, net (1)	$1,867,914	$1,857,509
Recovery of PCDC (2)	$4,923,887	-
Other receivable	110,668	135,013
Due from related parties (note 18)	100	207,704
	$6,902,569	$2,200,226

(1)	In 2017, the Company entered into a sales contract with a group of limited partnerships known as Solar Flow-Through Funds (“SFT”) to provide development services for solar photovoltaic projects. As at March 31, 2023, there was an outstanding accounts receivable balance of $1,505,083 due from SFT. Management expects the accounts receivable is fully collectible once SFT receive the payments from the Ontario government in respect of terminated contracts. Due to the accounts receivable has passed its trade term in the normal course of business, the amount has been discounted by using 10% discount rate and a fair value adjustment of $212,227 has been recognized in the statement of income and comprehensive income for the year ended June 30,2022. No fair value adjustment recognized for the three months and nine months ended March 31, 2023.

(2)	On June 29, 2018, the Progressive Conservative Party of Ontario was sworn in as the new provincial government. On July 13, 2018, the new government issued an Order in Council containing the Minister of Energy’s Directive to immediately take all steps necessary to wind down all Feed-In Tariff (FIT) 2, 3, 4 and 5 contracts where the Independent Electricity System Operator (IESO) had not issued Notice to Proceed (“NTP”). A NTP was issued for a contract when it was ready for construction.

In response to the Minister of Energy’s Directive, the IESO issued termination notices to all pre- NTP FIT contract holders on July 16, 2018 including the Company’s subsidiary, 2467264 Ontario Inc. (“246 Ontario”). However, the notice confirmed FIT Contract provisions for the cost recovery of Pre-Construction Development Costs (“PCDC”) in the event of contract termination. Pre- Construction Development Costs are defined as reasonable costs incurred in development of a project from contract award date to termination date. The total value of the PCDC claims submitted by 246 Ontario, is $6.3 million. IESO confirmed the full $6.3 million amount in January 2023. As of March 31, 2023, $1.4 million have been recovered from IESO and the remaining $4.9 million was recorded as receivable. The Company incurred related professional fees of $237,254 in associated with the claims.

The full $6.3 million is recognized as other income for the three months ended March 31, 2023. Pursuant to the agreement reached with non-controlling shareholder, the Company is entitled to the entire balance of the PCDC claims. As a result, the non-controlling interest amount is not affected for the three and nine months ending March 31, 2023.

15

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

5.	Prepaid expenses and deposits

	March 31, 2023	June 30, 2022
Interconnection deposits(1)	$2,119,019	$2,008,441
Construction in progress deposit(2)	243,371	-
Security deposits	12,352	14,852
Prepaid insurance	117,026	18,335
Prepaid rent	731	7,297
Other prepaids and deposits	81,941	11,530
	$2,574,440	$2,060,455

(1)	Interconnection deposits are made to the utility companies for the connection cost of each project that completes a CESIR report (Coordinated Electric System Interconnection Review) with that utility. The utility companies complete their analysis and provide an estimated cost to connect the project to the grid when ready. To hold the place in the utility line and reserve grid capacity for said project, the estimated connection cost must be paid ahead of time which is what comprises the interconnection deposits amount. The Interconnection deposit would become a part of the cost of sales once the projects reach commercial operation.

(2)	Deposits related prepayments made on the purchase of raw materials required for construction of Independent Power Producer projects, Manlius and Geddes, located in New York, USA.

16

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

6.	Property, Plant and Equipment

	Computer equipment	Furniture and equipment	Leasehold improvement	Total
Cost:
Balance, June 30, 2021	$49,014	$83,706	$10,650	$143,370
Additions	2,993	-	-	2,993
Balance, March 31, 2022	$52,007	$83,706	$10,650	$146,363

Accumulated amortization:
Balance, June 30, 2021	$44,629	$64,364	$5,857	$114,850
Amortization	2,971	3,317	-	6,288
Balance, March 31, 2022	$47,600	$67,681	$5,857	$121,138
Net Book Value- March 31, 2022	$4,407	$16,025	$4,793	$25,225

Cost:
Balance, March 31, 2022	$52,007	$83,706	$10,650	$146,363
Additions/dispositions	7,977	-	(10,650)	(2,673)
Balance, June 30, 2022	$59,984	$83,706	$-	$143,690

Accumulated amortization:
Balance, March 31, 2022	$47,600	$67,681	$5,857	$121,138
Amortization/reversal	2,373	922	(5,857)	(2,562)
Balance, June 30, 2022	$49,973	$68,603	$-	$118,576
Net Book Value- June 30, 2022	$10,011	$15,103	$-	$25,114

Cost:
Balance, June 30, 2022 Additions	$59,984	$83,706	$-	$143,690
	$-	$-	$-	$-
Balance, March 31,2023	$59,984	$83,706	$-	$143,690

Accumulated amortization:
Balance, June 30, 2022	$49,973	$68,603	$-	$118,576
Amortization	3,588	2,178	-	5,766
Balance, March 31, 2023	$53,561	$70,781	$-	$124,342
Net Book Value, March 31, 2023	$6,423	$12,925	$-	$19,348

7.	Contract fulfilment costs

As of March 31, 2023 and June 30, 2022, the Company’s contract fulfillment costs are comprised of costs incurred for EPC services for the solar projects.

Balance, June 30, 2022	$3,594,531
Utilised during the period	(3,756,719)
FX Impact	162,188
Balance, March 31, 2023	$-

17

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

8.	Inventory

As of March 31, 2023 and June 30, 2022, the Company’s inventory is comprised of development costs for the solar projects.

Balance, June 30, 2021	593,784
Additions: development costs	-
Minus: development costs expensed to cost of goods sold	-
FX Impact	5,142
Balance, March 31, 2022	$598,926

Balance, March 31, 2022	598,926
Additions: development costs	110,241
Minus: development costs expensed to cost of goods sold	(512,832)
FX Impact	(415)
Balance, June 30, 2022	$195,920

Balance, June 30, 2022	195,920
Additions: development costs	455,376
Minus: development costs expensed to cost of goods sold	(12,724)
FX Impact	10,260
Balance, March 31, 2023	$648,832

9.	Note receivable

On December 28, 2022, the Company entered into a promissory note with a customer to convert a series of overdue accounts receivables of $1,206,004 (USD $891,158) since August 2022 to a note receivable. The promissory note bears interest rate of 15% per annum and is payable on a monthly basis. The promissory note maturity date was extended to April 2023. As at March 31, 2023, an accrued interest of $78,389 (USD $57,925) was receivable from this customer. The note receivable remains unpaid subsequently. Management is currently in negotiation with this customer to settle the note receivable through obtaining partial ownership of certain solar project back from this customer.

10.	Trade and other payables

	March 31, 2023	June 30, 2022
Accounts payable and accrued liabilities	$507,038	$1,950,817
Due to related party	-	104,545
Other payable	2,697,626	547,502
	$3,204,664	$2,602,864

18

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

11.	Unearned revenue

As of March 31, 2023 and June 30, 2022, the Company’s unearned revenue mostly consists of milestone payments received for EPC projects.

Balance, June 30, 2022	$16,281
Additional payments received	271,493
Recognized to revenue	-
Balance, March 31, 2023	$287,774

12.	Right of use assets and lease liabilities

The Company leases office space in 2022 in Canada. The lease started on May 1, 2022, with a five- year lease term. The monthly lease payment is $4,697 starting from September 1, 2022, which will be adjusted on annual basis. The ROU and lease obligation were measured at the present value of the lease payment and discounted using an incremental borrowing rate of 10%.

There was no balance for the right-of-use assets as at March 31, 2022 due to the remaining lease term was within one year and all lease payments were recognized in the statement of income (loss) and comprehensive income (loss). The continuity of the right-of-use as of March 31, 2023 and June 30, 2022 is as follows:

Right-of- use assets	Office
Cost:
Balance, June 30, 2021 and March 31, 2022	-
Addition	197,719
Balance, June 30, 2022	197,719
Addition	-
Balance, March 31, 2023	197,719

Accumulated amortization:
Balance, June 30, 2021 and March 31, 2022	-
Amortization	11,405
Balance, June 30, 2022	11,405
Amortization:	30,420
Balance, March 31, 2023	41,825
Net Book Value, June 30, 2022	186,314
Net Book Value, March 31, 2023	155,894

19

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

12.	Right of use assets and lease liabilities (continued)

The continuity of the lease liabilities as of March 31, 2023 and June 30, 2022 is as follows:

Lease liabilities	Office
Balance, June 30, 2021 and March 31, 2022	-
New obligations	197,719
Interest accretion	4,985
Balance, June 30, 2022	202,704
Payments:	(32,876)
Interest accretion:	13,080
Balance, March 31, 2023	182,908
Current	42,692
Long term	140,216
Net Book Value, March 31, 2023	182,908

The maturity analysis of the Company’s contractual undiscounted lease liabilities as of March 31, 2023 is as follows:

2023	$14,090
2024	60,302
2025	64,183
2026	67,957
2027	11,431
Total	$217,963

13.	Loan payable

	March 31, 2023	June 30, 2022
Shareholder loan (1)	$-	$567,664
	$-	$567,664

(1)	On January 7, 2021, the Company entered into a term loan agreement with a shareholder for a loan of $656,859 (USD$517,017) with a fixed interest rate of 10% for the first month and 1% for the remaining 11 months compound monthly. The loan has a maturity of January 7, 2022 as well as the following collateral: all accounts and accounts receivable, all equipment, furniture and fixtures, all inventory, all intangibles, all investments property and securities, all rights to the payment of money, all chattel paper, all deposit accounts, all interconnection security amounts, all properties, accessories, accessions, returns, repossessions, exchanges, substitutions and replacements and all proceeds. The balance at June 30, 2022 was $567,664. The Company fully repaid the loan plus interest of $5,677 on September 16, 2022.

20

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

14.	Long-term debt

	March 31, 2023	June 30, 2022
Highly Affected Sectors Credit Availability Program (1)	$898,148	$981,481
Canadian Emergency Business Account (2)	40,000	40,000
Promissory Note (3)	-	320,273
Total	938,148	1,341,754
Less: current portion	151,111	111,111
Long-term portion	$787,037	$1,230,643

(1)	In 2021, the Company received a Highly Affected Sectors Credit Availability Program (HASCAP) loan for a total of $1,000,000 at 4% annual from Bank of Montreal. The loan has a ten-year amortization period with interest payment only for the first year. Principal payments are to commence in May 2022. During the three months and nine months ended March 31, 2023, the interest recorded and paid was $9,038 and $28,354 (3-month and 9-month period ended March 31, 2022 - $9,863 and $30,027).

(2)	The Company received a Canada Emergency Business Account (“CEBA”) interest-free loan for a total of $60,000 from the Government of Canada. The loan bears interest at 0% per annum and is repayable by December 31, 2023. If $40,000 is repaid in full on or before December 31, 2023 and certain conditions are met, which include the use of funds for non-deferrable operating expenses only, $20,000 of the loan will be forgiven. Alternatively, on December 31, 2023, the Company can exercise the option to extend the loan for a two-year term which bears interest at 5% per annum.

The Company intends to repay the loan on or before December 31, 2023. Accordingly, the forgiveness portion of the $20,000 was recognized as government grant income during the year ended June 30, 2021 when the Company received the loan. The Company remains contingently liable as the Company will be required to repay the forgiven amount if the conditions are not met.

(3)	On April 8, 2022, the Company entered into a promissory note agreement with Energy Line Investment Ltd. (ELI) for a loan of $320,273 (USD 250,000) with an interest rate of 8% compounded annually. The principal of loan is unsecured and payable on a quarterly basis beginning July 8, 2023 with the amount of $40,034 (USD 31,250). The interest of loan is payable on a quarterly basis beginning July 8, 2022 of amount of $6,329 (USD 5,000). The full amount of $343,776 in principal and $13,146 in interest has been fully repaid on October 6, 2022.

Estimated principal repayments are as follows:

2023	$27,778
2024	151,111
2025	111,111
2026	111,111
2026 onwards	537,037
Total	$938,148

21

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

15.	Convertible debenture

In October 2022, the Company completed a convertible bridge loan financing for gross proceeds of $1,250,000 (the “Convertible Loan”). Upon the closing of the initial public offering, the proceeds of the Convertible Loan shall convert into Conversion Units at a conversion price of $0.50 per Conversion Unit (or 2,500,000 Conversion Units). Each Conversion Unit consists of one Common Share, one Series A Warrant and on Series B Warrant.

Each Series A Warrant entitle the lenders to purchase one common share at a price of $0.50 upon the satisfaction of the Series A vesting condition that is the Warrant shall become exercisable upon the Company attaining a fully diluted market capitalization of CAD $20M calculated by multiplying all of the issued and outstanding common shares and convertible securities of the Company by its closing price on the stock exchange where its primary trading occurs. The Series A vesting condition was satisfied on the closing date of Offering. As a result, 2,500,000 Series A warrants vested on March 1, 2023.

Each Series B Warrant entitle the lenders to purchase one common share at a price of $0.50 upon the satisfaction of the Series B vesting condition that is the Warrant shall become exercisable upon the Company completing a listing on a senior Canadian or United States stock exchange such that it is not designated as a venture issuer.

Both Series A Warrant and Series B Warrant expires 60 months from the closing of the initial public offering.

On inception, the Company allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on a discount rate of 10%, which is the estimated cost at which the Company could borrow similar debt without a conversion feature. The liability component with a fair value of $1,136,364 on inception is measured at amortized cost and is accrued over the expected term to maturity using the effective interest method. The equity component with a fair value of $113,636 on inception is presented as a component of shareholders’ equity. On March 1, 2023, the full liability portion of the Convertible Loan converted to 2,500,000 Common Shares. A continuity of the liability portion of the convertible debentures is as follows:

Balance, June 30, 2022	-
Initial recognition	$1,136,364
Accretion interest expenses	47,348
FV adjustment from conversion	(47,348)
Conversion of Loan upon IPO	(1,136,364)
Balance, March 31, 2023	$-

22

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

16.	Financial instruments

The Company as part of its operations carries financial instruments consisting of cash, trade receivables, accounts payable and accruals, loan payable, and long-term debt.

(a)	Fair value:

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

Cash is carried at fair value using a Level 1 fair value measurement. The Company do not have Level 2 and Level 3 financial instrument.

The carrying amounts of trade and other receivables, due from and due to related parties, trade and other payables approximate their fair values due to the short-term maturities of these items. The carrying amounts of loan payable, lease liabilities and long-term debt approximate their fair value as they are discounted at the current market rate of interest.

(b)	Financial risk management:

(i)	Credit risk and economic dependence:

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties.The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Utility deposits are made to local government utility with high creditworthiness. Cash has low credit risk as it is held by internationally recognized financial institutions.

(ii)	Concentration risk and economic dependence:

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable.

23

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

16.	Financial instruments (continued)

Nine months ended March 31, 2023	Revenue	% of Total Revenue
Customer A	$5,919,270	65%

Nine months ended March 31, 2022	Revenue	% of Total Revenue
Customer A	$8,898,638	91%

Three months ended March 31, 2023	Revenue	% of Total Revenue
Customer A	$105,180	15%
Customer B	$264,572	37%
Customer C	$151,696	21%
Customer D	$100,000	14%

Three months ended March 31, 2022	Revenue	% of Total Revenue
Customer A	$965,074	99%

March 31, 2023	Account Receivable	% of Account Receivable
Customer B	$298,966	15%
Customer E	$1,505,083	76%

June 30, 2022	Account Receivable	% of Account Receivable
Customer A	$3,619,579	64%
Customer B	$1,596,777	28%

(iii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

(iv)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not carry debt at a variable rate and is exposed to interest rate risk on its cash which is not considered significant.

24

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

17.	Share Capital

(a)	Authorized

Unlimited number of common shares with no par value.

(b)	Issued and outstanding share capital

At March 31, 2022, the Company had 26,800,000 common shares issued and outstanding. A summary of changes in share capital and contributed surplus is contained on the consolidated statements of changes in shareholders’ equity.

During the period ended March 31, 2023, the Company issued the following shares:

i.	On October 17, 2022, the Company completed a share split on a 1:160 basis. The total number of outstanding common shares after the split became 16,000,000. As required by International Accounting Standards (“IAS”) 33 Earnings per Share, all references to share capital, common shares outstanding, warrants outstanding, options outstanding, and per share amounts in these consolidated financial statements and the accompanying notes for time periods prior to the share consolidation have been restated to reflect the 1:160 share split.

ii.	On March 1, 2023, the Company closed its initial public offering (the “Offering”) of common shares of the Company (“Common Shares”) raising aggregate gross proceeds of $6,037,500. The Offering consisted of a total of 8,050,000 common shares (including full exercise of the over-allotment option) issued at a purchase price of $0.75 per common share. The Company paid $362,250 in broker commissions, $63,448 legal fees and issued 483,000 broker warrants to purchase common shares at $0.75 per share until March 1, 2026.The broker warrants were valued using the Black-Scholes model resulting in fair value of $242,575.

iii.	On March 1, 2023, upon the closing of the Offering, the proceeds of the Convertible Loan (see Note 15) converted into 2,500,000 common shares, 2,500,000 Series A Warrant and 2,500,000 Series B Warrant.

iv.	On February 10, 2023, the Company granted 500,000 Restricted Share Units (“RSUs”) to a consultant in connection with the services provided to assist the Company successfully completed IPO. Pursuant to the agreement, each unit is exercisable into one common share of the Company for a period of 60 days from the vesting date. 50% of the units, or 250,000 units, are vested on the date of closing of the Company’s Offering, which was March 1, 2023, and the remaining 50% vests on the 5-month after the date of closing of the Offering (on August 2, 2023). On March 8, 2023, 250,000 common shares were distributed as a result of the vesting of 250,000 RSUs.

25

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

(c)	Warrants

The following table reflects the warrants issued and outstanding as of March 31, 2023:

Date issued	Expiry	Exercise price (CAD)	Balance at July 1, 2022	Issued	Expired	Exercised	Balance at March 31, 2023
10-Feb-2023	10-Jun-2027	$0.10	-	2,500,000	-	-	2,500,000
10-Feb-2023	01-Mar-2026	$0.75	-	483,000	-	-	483,000
01-Mar-2023	01-Mar-2028	$0.50	-	5,000,000	-	-	5,000,000
			-	7,983,000	-	-	7,983,000
Weighted average exercise price			-				$0.39
Weighted average remaining contractual life			-				4.57 years

On February 10, 2023, the Company granted an aggregated of 2,500,000 warrants as compensation to consultants in connection with the advisory services provided to assist the Company to successfully complete IPO. The warrants have been recorded at their estimated fair value of $1,781,443 during the three months period ended March 31, 2023. Each fully vested warrant may be exercised at $0.10 to acquire common share. The estimated fair value of the warrants was measured using the Black-Scholes valuation model. The underlying weighted average assumption used in the estimation of fair value in the Black-Scholes valuation model are as follows:

●	Risk free rate: 3.27%

●	Expected life: 4.69 years;

●	Expected volatility: 124% based on historical five-year trends of industry peers;

●	Forfeiture rate: NIL;

●	Expected dividend yield: 0%; and

●	Weighted average share price: $0.71

On February 10, 2023, the Company granted an aggregate of 483,000 warrants to a brokerage firm as commission for the completion of the IPO. The warrants have been recorded at their estimated fair value of $242,575 during the three months period ended March 31, 2023. Each fully vested warrant may be exercised at $0.75 to acquire a common share. The estimated fair value of the warrants was measured using the Black-Scholes valuation model. The underlying weighted average assumption used in the estimation of fair value in the Black-Scholes valuation model are as follows:

●	Risk free rate: 3.85%

●	Expected life: 3 years;

●	Expected volatility: 108% based on historical five-year trends of industry peers;

●	Forfeiture rate: NIL;

●	Expected dividend yield: 0%; and

●	Weighted average share price: $0.50

On March 1, 2023, the Company granted an aggregate of 5,000,000 warrants as a result of the Convertible Loan conversion (see Note 15). Each fully vested warrant may be exercised at $0.50 to acquire a common share. The warrants vest 50% at closing of the Offering, which was on March 1, 2023and 50% upon the Company completing a listing on senior Canadian or United States stock exchange such that it is not designated as a “Venture Issuer”. These warrants were issued as a result of conversion of convertible loan, thus no additional expenses recorded.

As at March 31, 2023, 5,483,000 warrants were exercisable.

26

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

(d)	Stock Options

The Board of Directors has adopted the Share Compensation Plan on November 4, 2022. Under this plan, the aggregate number of common shares that may be reserved and available for grant and issuance pursuant to the exercise of options and settlement of RSUs, each under the Share Compensation Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares at the time of granting. The exercise price per common share for an option and RSU granted shall not be less than the market price. Every option and RSU shall have a term not exceeding and shall expire no later than 5 years after the date of grant.

Details of the stock option outstanding as at March 31, 2023 are as follows:

Date issued	Expiry	Exercise price (CAD)	Balance at July 1, 2022	Granted	Exercised	Expired/ Cancelle d	Balance at March 31, 2023
01-Mar-2023	04-Nov-2027	$0.75		2,774,000		(15,000)	2,759,000
			-	2,774,000	-	(15,000)	2,759,000

On March 1, 2023, the Company granted an aggregate of 2,774,000 stock options to employees and directors at an exercise price of $0.75 per share, exercisable for a period of 5 years. The options vest 50% on November 4, 2023 and 50% on November 4, 2024. The estimated fair value of these options has been measured using the Black-Scholes valuation model. During the three months period ended March 31, 2023, compensation expense related to stock options was $596,842. The underlying weighted average assumption used in the estimation of fair value in the Black-Scholes valuation model are as follows:

●	Risk free rate: 3.58%;

●	Expected life: 5.0 years;

●	Expected volatility: 124% based on historical five-year trends of industry peers;

●	Forfeiture rate: NIL;

●	Expected dividend yield: 0%; and

●	Weighted average share price: $2.55

As at March 31, 2023, no stock options were exercisable.

(e)	Restricted Stock Units

Details of the Restricted Stock Units (RSU) outstanding as at March 31, 2023 are as follows:

Date issued	Vesting Date	Balance at July 1, 2022	Granted	Distributed	Forfeited	Balance at March 31, 2023
10-Feb-2023	02-Mar-2023	-	250,000	(250,000)	-	-
10-Feb-2023	02-Aug-2023	-	250,000	-	-	250,000
13-Mar-2023	01-Mar-2024	-	7,500	-	-	7,500
13-Mar-2023	01-Mar-2025	-	7,500	-	-	7,500
		-	515,000	(250,000)	-	265,000

The weight average grant date price per share is $0.75.

27

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

18.	Related Party Transactions

Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

As at March 31, 2023, included in trade and other receivable was $Nil (June 30, 2022 - $121,705) due from Sustainable Investment Ltd. (“SIL”). One of SIL’s director is also the controlling shareholder of the Company as at June 30, 2022. Subsequent to June 30, 2022, the controlling shareholder of the Company has ceased to be the director of SIL.

As at March 31, 2023, included in trade and other receivable was $Nil (June 30, 2022 - $86,000) due from Renewable Sun Energy Co-Op (“RSE”). One of RSE’s director is also the controlling shareholder of the Company as at June 30, 2022. Subsequent to June 30, 2022, the controlling shareholder of the Company has ceased to be the director of RSE.

As at March 31, 2023, included in loan payable was $Nil (June 30, 2022 - $567,664) shareholder loan advance from a shareholder. In 2021, the Company entered into a term loan agreement with a shareholder for a loan of $656,859 (USD$517,017) with a fixed interest rate of 10% for the first month and 1% for the remaining 11 months compound monthly. The Company fully repaid the loan 2022 plus interest of $5,677 on September 16, 2022.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the three months ended March 31, 2023 and 2022 were as follows:

	Three Month Ended March 31,
	2023	2022
Short-term employee benefits	$280,016	$170,283
Share-based compensation	83,531	-
Advisory warrants	445,361	-

	Nine Month Ended March 31,
	2023	2022
Short-term employee benefits	$1,020,355	$651,759
Share-based compensation	83,531	-
Advisory warrants	445,361	-

Short-term employee benefits solely include consulting fees.

28

SOLARBANK CORPORATION

Notes to Condensed Consolidate Interim Financial Statements

For the three months and nine months ended March 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

19.	Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	March 31, 2023	June 30, 2022
Long-term debt -non-current portion (note 14)	$787,037	1,230,643
Shareholders’ Equity	$17,242,690	4,440,615

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date.

Changes to capital management from the prior year includes closing of the Offering on March 1, 2023.

20.	Segment reporting

The Company’s reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. The Company and its subsidiaries engage in one main business activity being the commercial, industrial, and residential solar business, hence, operating segment information is not provided.

The company is currently operating development and construction of solar photovoltaic power generation projects in two principal geographical areas - Canada and United States. The revenues from external customers and non-current assets by country for the three months and nine months period ended March 31, 2023 and 2022 are as follows:

	Revenue from external customers
	Three Months Ended March 31,		Nine Months Ended March 31,
	2023	2022	2023	2022
Canada	$559,082	-	$1,082,343	-
United States	147,774	977,562	8,069,899	9,791,250
	$706,856	977,562	$9,152,242	9,791,250

	Non-current assets
	March 31, 2023	June 30, 2022
Canada	$175,242	211,428
United States	-	-
	$175,242	211,428

21.	Subsequent events

a)	In June 2022, a group of residents filed an Article 78 lawsuit against town of Manlius, New York, over solar panel project on town property. The lawsuit was filed challenging the approval of the Manlius landfill. The company, in cooperation with the town, is vigorously defending this suit. The proceeding was dismissed, but the petitioners have appealed subsequent to December 31, 2022. A second case against the town and Company by one of the original petitioners was filed in November 2022 largely mirroring the first challenge. On November 30, 2022, the case was dismissed as to all claims against the Company, one claim under the Open Meeting Law against the town remains. Motions for summary judgement on that claim by the town and Company are currently pending. The case does not represent a material threat to the Company.

b)	On May 10, 2023, total of $1,905,666 received from IESO relating the PCDC claims (Note 4(2)).

29